SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 16th, 2015

DATE, TIME AND PLACE: December 16th, 2015, at 9:00 am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Piergiorgio Peluso and Mario Di Mauro.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge that Mr. Pietro Labriola has taken office as Chief Operating Officer (“COO”) of the Company and ratify the composition of its Board of Statutory Officers, and to resolve on the composition of the Board of Officers of the Company's subsidiaries; (4) Marketing Agenda; (5) Presentation on the Industrial Plan for 2016 – 2018 and to resolve on the annual budget for the year 2016; (6) To approve the Internal Audit Annual Work Plan for 2016; (7) To resolve on the supply of equipment and services agreements to be entered between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda.; (8) To acknowledge on the Calendar of Corporate Meetings for the year 2016.
RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the present and with the expressed abstention of the legally restricted, registered their decisions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee at its meetings held on November 24th and December 14th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee at its meetings held on November 24th and December 14th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) Considering the permanent visa granted by the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, the Board of Directors acknowledged that Mr. Pietro Labriola, Italian Passport No YA1141454, RNE nº G188964-B, enrolled in CPF/MF under Nr. 074.053.501-35, domiciled at Avenida das Américas, nº 3.434, Bloco 1, 6º floor, Barra da Tijuca, City and State of Rio de Janeiro, has taken office as Chief Operating Officer (“COO”) of the Company, having the required documents been presented, and shall remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2016.

(3.1) In view of the above, the Company’s Board of Statutory Officers shall be composed of 08 (eight) members: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Guglielmo Noya, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Rogerio Tostes Lima, Investor Relations Officer; Leonardo de Carvalho Capdeville, Chief Technology Officer; Pietro Labriola, Chief Operating Officer; and Jaques Horn, Legal Officer. As provided by Article 22, sole paragraph, of the Company’s By-laws, the Board of Directors of the Company, granting the limits of the authority as established on the Board of Directors’ meeting held on February 13th, 2014, grants Mr. Pietro Labriola, Chief Operating Officer, full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, within the respective operating areas, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of related operations.

(3.2)    As provided by Article 22, item XXIV, of the Company’s By-laws, the Board of Directors indicates Mr. Pietro Labriola:

(3.2.1) to the position of Chief Operating Officer (“COO”) of TIM Celular S.A. (“TCEL”), wholly-owned subsidiary of the Company. This indication will be subject to deliberation in TCEL’s Shareholders Meeting. Once the indication is approved, the Board of Statutory Officers will be composed of 7 (seven) members: Messrs Rodrigo Modesto de Abreu, Chief Executive Office; Guglielmo Noya, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Leonardo de Carvalho Capdeville, Chief Technology Officer; Pietro Labriola, Chief Operating Officer; and Jaques Horn, Legal Officer.

The election, investiture and charge as officer are subject to the grant of the permanent visa, to be authorized by the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, as provided by the laws in force, at which occasion all the powers needed to take office at the Company’s administration and management will be granted. By the time of visa authorization, Mr. Pietro Labriola will present the required documents, duly signed, within the legal term.

(3.2.2) to the position of Officer of Intelig Telecomunicações S.A. (“INTELIG”), subsidiary of the Company.  This indication will be subject to deliberation in INTELIG’s Quota Holders’ Meeting. Once the indication is approved, the Board of Officers of INTELIG will be composed by 4 (four) members: Messrs.  Alex Martins Salgado, Chief Executive Officer, Jaques Horn, Guglielmo Noya and Pietro Labriola, Officers.

The election, investiture and charge as officer are subject to the grant of the permanent visa, to be authorized by the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, as provided by the laws in force, at which occasion all the powers needed to take office at the Company’s administration and management will be granted. By the time of visa authorization, Mr. Pietro Labriola will present the required documents, duly signed, within the legal term.

(4) Messrs. Pietro Labriola, Chief Operating Officer of the Company, and Rogério Takayanagi, Marketing Officer, made a presentation on the main activities of the Marketing Area, highlighting the organizational structure of the Area, the telecom market, new challenges for the sector, and alternatives for the Company.

(5) Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer of the Company, and Guglielmo Noya, Chief Financial Officer, presented the Industrial Plan for the years 2016-2018, which is filed at Company’s head offices. After the presentation, the Board approved the Company and its subsidiaries’ annual budget for the year of 2016, subject to adjustments arising from the annual results of the fiscal year that will end on December 31st, 2015;

(6) Approved the Internal Audit Annual Work Plan for the year of 2016, in accordance with the favorable opinion of the Statutory Audit Committee, registered in its meeting held on December 14th, 2015, and in accordance with the material presented by Mrs. Maria Teresa Ferraro, which is filed at the Company’s head offices.

(7) Approved the execution of the supply of equipment and services agreement to be entered between the wholly-owned subsidiary of the Company, TIM Celular S.A., and Italtel Brasil Ltda., in the total amount of R$6.084.987,00 (six million, eighty four thousand, nine hundred and eighty seven Reais), as per the SAS nº 15222 and the material presented which is filed at the Company´s head offices. The agreement was favorable assessed by the CAE, at its meeting held on November 24th, 2015, in the specific reference to the respective market conditions.

(8) Acknowledged the proposed Calendar of Corporate Events for the year of 2016 with the reservation that it may be amended anytime by the request of any of the Board Members. The Calendar was disclosed in accordance with the Listing Rules of the Novo Mercado and eventual amendments will be also disclosed in accordance with the referred rules.

CLARIFICATIONS AND CLOSING: It is registered that Mrs. Francesca Petralia attended the meeting from item number (2) of the Agenda on. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 16th, 2015.

JAQUES HORN Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 16, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.